Exhibit 99.1

AERCAP HOLDINGS N.V. ANNOUNCES PRICING OF ITS PRIVATE OFFERING
BY AERCAP AVIATION SOLUTIONS B.V.

Schiphol, The Netherlands, May 17, 2012 — AerCap Holdings N.V. (NYSE: AER) (the “Company”) today announced that AerCap Aviation Solutions B.V. (the “Issuer”), a wholly owned subsidiary of the Company, priced its previously announced offering of $300 million in aggregate principal amount of senior unsecured notes (the “notes”). The notes will bear interest at a rate of 6.375% per year and will mature on May 30, 2017.  The transaction is expected to close on May 22, 2012, subject to the satisfaction of customary closing conditions. The notes will be guaranteed by the Company. The Issuer intends to on-lend the net proceeds from the sale of the notes to the Company and its subsidiaries, to enable the Company and its subsidiaries to acquire, invest in, finance or refinance aircraft assets and for other general corporate purposes, which will include the repayment of outstanding indebtedness.

The notes and related guarantee will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to any U.S. persons absent registration under the Securities Act, or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes will be offered only to “qualified institutional buyers” under Rule 144A of the Securities Act or, outside the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any offer, solicitation or sale of any notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has a portfolio of 350 aircraft with a focus on fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

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Statements in this release which are not historical facts are “forward-looking” statements and “safe harbor statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and other related laws that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company’s public filings with the Securities and Exchange Commission.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com	Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com

www.aercap.com